

Mail Stop 3720

February 8, 2007

Mr. Joseph Saporito
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Blvd.
Suite 300
Houston, TX 77056

Re: **Carriage Services, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 10, 2006

Dear Mr. Saporito:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director